SECUR 06002739 SION

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SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Road, 500 Northpark, Suite 400
(No. and Street)

Atlanta (City) GA (State) 30328-5646 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Bowden 404 965 7286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert + Holland LLP
(Name – *if individual, state last, first, middle name*)

1180 West Peachtree St. Suite 1400 (Address) Atlanta (City) GA (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/18/06

OATH OR AFFIRMATION

I, Theodore Bowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY NANCE NOTARY PUBLIC DEKALB COUNTY, GA
My Commission Expires Jan. 31, 2010

Theodore Bowden
Signature

President
Title

Betty Nance
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANCE SECURITIES, LLC

Financial Statements

For the Year Ended December 31, 2005

RELIANCE SECURITIES, LLC

Table of Contents

December 31, 2005

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

The Board of Directors
Reliance Securities, LLC

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2005, and the related statements of income and members' interest and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 3, 2006

RELIANCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	569,152
Accounts receivable		74,849
Receivables from affiliated broker dealer		370,655
Deposits with clearing broker		50,000
Prepaid expenses		987
Other assets		825
Total assets	$	1,066,468

Liabilities and Members' Interest

Liabilities		
Accounts payable and accrued expenses and other liabilities	$	158,581
Members' interest		907,887
Total liabilities and members' interest	$	1,066,468

See accompanying notes.

RELIANCE SECURITIES, LLC

Statement of Income and Members' Interest

For the Year Ended December 31, 2005

Revenue	
Commissions	$ 5,013,392
Interest income	3,607
Total revenue	5,016,999
Non-interest expense	
Marketing and business development	1,797,056
Salaries and Benefits	81,842
Accounting and regulatory	71,625
Administrative expenses	19,678
Other	324,803
Total non-interest expense	2,295,004
Net income	$ 2,721,995
Members' interest at beginning of the year	$ 835,892
Net income	2,721,995
Distribution to members	2,650,000
Members' interest at end of the year	$ 907,887

See accompanying notes.

RELIANCE SECURITIES

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 2,721,995
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Accounts receivable	40,127
Receivables from affiliated broker dealer	62,423
Prepaid expenses	15,278
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	(11,244)
Net cash provided by operating activities	2,828,579
Cash flows from financing activities	
Capital disbursements to members	(2,650,000)
Net cash used by financing activities	(2,650,000)
Net increase in cash	178,579
Cash at beginning of the year	390,573
Cash at end of the year	$ 569,152

See accompanying notes.

Note 1—Summary of significant accounting policies

Organization: Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company was formed on January 12, 1999. Reliance Capital Advisors, Inc. ("RCA") and Reliance Financial Corporation ("RFC") are 50% owners of Reliance Securities, LLC.

In 2000 the Company was approved to conduct general securities business as an introducing broker. The Company clears its security transactions on a fully disclosed basis through National Financial Services LLC. The Company also collects commissions generated by RCA employees through another registered broker-dealer, The Strategic Financial Alliance ("SFA"), a registered broker-dealer that clears all its transactions on a fully disclosed basis through Pershing, LLC.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income taxes: The Company is a dual-member limited liability company and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed through to its members.

Cash and cash equivalents: The Company considers all liquid investments of three months or less to maturity to be cash equivalents. At December 31, 2005, the Company had a $50,000 deposit with a clearing broker that was subject to withdrawal restrictions.

Revenue recognition: The Company recognizes commissions revenue on a trade date basis.

Marketing expense: Marketing expense represents monies paid to associated banks per third-party marketing agreements. The expense is recognized as incurred.

Liabilities subordinated to the claims of general creditors: At December 31, 2005 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 2—Related-party transactions

The Company paid $11,004 *during* 2005 *to* Reliance Trust Company, *a subsidiary of* RFC, *as* reimbursement of expenses incurred for accounting services and support and rental arrangements. Such amount is included in "other expenses."

SFA is partially owned by members, employees, officers, and directors of RFC and its subsidiaries. Commissions revenue from SFA related to trades executed for RCA was approximately $2,556,540 during 2005. As of December 31, 2005, amounts due to the Company from SFA totaled $370,655.

Note 3—Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company's net capital was $460,571, which was $410,571 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.